SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Corporate Tax Id (CNPJ/MF) # 02.808.708/0001-07
NIRE 35.300.157.770

Publicly-Held Company

EXTRAORDINARY SHAREHOLDERS’ MEETING
CALL NOTICE

The shareholders of Companhia de Bebidas das Américas - AmBev are hereby summoned to attend on October 06, 2004, at 10:00 am, at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor (part of), rooms 41 and 42, Itaim Bibi, a Extraordinary Shareholders’ Meeting, to resolve about the following AGENDA:

1.	The cancellation of 1,500,000,000 (one billion and five hundred million) treasury preferred shares, and approval of new wording of the caput of article 5 of the Company’s Bylaws.

Relevant Information:

-

The power of attorney to be represented in the General Meeting to which this notice refers shall be filed, at the Company’s headquarters, in the Legal Departments, up to 3 (three) days prior to the scheduled date of the Meeting.

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The shareholders served by the Nominative Shares Fungible Custody Service of São Paulo Stock Exchange - BOVESPA that intend to attend this Meeting shall present a certificate presenting their respective stock holdings, issued by the qualified body, in the period of 48 (forty-eight) hours before the start of the Meeting.

São Paulo, September 17, 2004

Marcel Herrmann Telles           Victório Carlos De Marchi
Co-Chairmen of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.